UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) Of The Securities Exchange Act Of 1934

RINKER GROUP LIMITED

ABN 53 003 433 118

(Name of Subject Company)

RINKER GROUP LIMITED

ABN 53 003 433 118

(Name of Person(s) Filing Statement)

Ordinary Shares

American Depositary Shares, each representing five Ordinary Shares

(Title of Class of Securities)

Ordinary Shares (ISIN: AU000000RIN3)
American Depositary Shares (CUSIP: 76687M101)

(CUSIP Number of Class of Securities)

Peter Abraham

General Counsel &Company Secretary, Rinker Group Limited

Level 8, Tower B, 799 Pacific Highway

Chatswood NSW 2067. Australia

+ 61 2 9412 6678

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Philip T. Ruegger III, Esq.

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Exhibit 1:	Nov 6	Letter to Australian Stock Exchange regarding CEMEX bidder’s statement

Important legal information

IMPORTANT NOTICE

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement (if and when it becomes available), and other public filings made from time to time by Rinker with the SEC which are related to the proposed offer by Cemex S.A.B. de C.V. (“Cemex”) (if and when the offer is commenced), are available without charge at the SEC’s website at www.sec.gov and at Rinkner’s website at www.rinker.com.